SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TELTRONICS, INC.

(Exact name of issuer as specified in its charter)

Delaware	59-2937938
(State or jurisdiction of incorporation)	(IRS Employer Identification No.)

2150 Whitfield Industrial Way, Sarasota, Florida	34243
(Address of Principal Executive Offices)	(Zip Code)

Teltronics, Inc., 2000 Savings Plan

(Full title of plan)

John N. Blair, Esq., 2645 Sheridan Drive, Tonawanda, New York 14150

(Name and address of agent for service)

CALCULATION OF REGISTRATION FEE
Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock $.001 par value	62,311	$0.21	$13,085.31	$1.20

The approximate date of the proposed sale of securities offered hereby is on or after April 7, 2003.

(1)   Pursuant to Rule 416 under the Securities Act of 1933 as amended ("the "Securities Act") the number of shares of Teltronics, Inc. ("Teltronics" or the "Company") registered hereunder is subject to adjustment in the event of certain reorganizations, restructurings, recapitalizations, reclassifications, stock splits, stock dividends or the like.

(2)   Estimated solely for the purposes of calculating the Registration Fee pursuant to Rule 457(c) and 457(h), under the Securities Act based upon the closing price of Teltronics stock as reported on the OTC Bulletin Board on April 4, 2003.

This document consists of 10 pages.
The Exhibit Index appears on page 8.

Cross-Reference Sheet

          As required by Item 501(b) of Regulation S-K, the following sets forth the location of the disclosures required by Items 1 and 2 of Form S-8 in the Section 10(a) Prospectus prepared in accordance with Rule 428 promulgated under the Securities Act of 1933.

Form S-8 Item No.	Location in Section 10(a) Prospectus
1 2	Information on the Teltronics, Inc. Savings Plan Company Information

[Balance of page intentionally left blank]

PART II - INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

          Item 3.     Incorporation of Documents by Reference

          The Company hereby incorporates by reference and makes a part of this registration statement the documents described in (a) - (b) below. In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") prior to the filing of a post-effective amendment which indicates that all securities offered pursuant to this registration statement have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and made a part hereof from the date of filing of such documents.

(a)	The Company's Annual Report on Form 10-K for the year ended December 31, 2002.
(b)	All other reports filed pursuant to Section 13(a) or 15(b) of the 1934 Act, since the end of the year covered by the document referred to in (a) above.

          Item 4.     Description of Securities

          COMMON STOCK

          The Company has Forty Million (40,000,000) authorized shares of Common Stock, $.001 par value per share, of which 6,930,241 shares were issued and outstanding as of March 31, 2003. All shares of Common Stock outstanding are, and the shares offered hereby when paid for and issued will be, legally issued, fully paid and non-assessable. Holders of the Common Stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to vote of shareholders. Holders of the Common Stock are not entitled to cumulative voting. This means that the holder(s) of more than fifty percent (50%) of the aggregate voting rights of the Company's securities can elect all of the directors of the Company. The Common Stock has no redemption, preemptive or sinking fund rights. Holders of the Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefore. The Company has never paid any dividends on its Common Stock and intends, for the foreseeable future, that earnings generated by the Company's operations will be used to pay dividends on preferred stock, if any, and to finance the Company's working capital and market expansion requirements. The Company, therefore, does not anticipate that any dividends will be paid to holders of Common Stock. In the event of liquidation, dissolution or winding up the Company, holders of Common Stock are entitled to share ratably in the amount available for distribution to the holders of Common Stock.

          NON-VOTING COMMON STOCK

          The Company has authorized the issuance of Five Million (5,000,000) shares of Non-Voting Common ("NVC") Stock. The Company's Board of Directors has the power to determine the dividend, conversion rights, redemption rights and similar matters of any future series of NVC Stock that may be issued. None of the NVC stock is presently issued and outstanding as of March 31, 2003.

          PREFERRED STOCK

          The Company is authorized to issue Five Million (5,000,000) shares of Preferred Stock ("Preferred Stock"), par value $.001 per share, issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board of Directors may determine without further action by the Company's shareholders.

          The Company has designated and issued to its Senior Vice President of Business Development One Hundred Thousand (100,000) shares of the Preferred Stock as Series A Preferred Stock (the "Series A Preferred Stock"), all of which is issued and outstanding as of March 31, 2003. Each share of the Series A Preferred Stock is entitled to Four Hundred (400) votes and is not entitled to any dividends. The Series A Preferred Stock is subject to restrictions on transfer and resale, including the right of the Company to approve or disapprove any sale, transfer or other disposition to any third party not controlled by its Senior Vice President of Business Development.

          The Company has designated and issued Twenty Five Thousand (25,000) shares of the Preferred Stock as Series B Preferred Stock (the "Series B Preferred Stock"), 12,625 of which are issued and outstanding as of March 31, 2003. Each share of Series B Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock into which such share of Series B Preferred Stock is convertible and dividends payable in cash until February 27, 2004 at the rate of $16.00 per share per annum payable quarterly. The annual dividend rate will increase to $18.00 per share on February 27, 2004 and to $20.00 per share on February 27, 2005. In the event of liquidation, dissolution or winding up of the Company prior to any distributions to the holders of any other class or series of capital stock of the Company, including holders of Common Stock, the holders of the Series B Preferred Stock are entitled to receive $100.00 per share. Currently, the shares of Series B Preferred Stock are convertible at the option of the holder, in whole or in part, at any time at a conversion price of $1.75 per share subject to adjustment under certain circumstances. Commencing May, 2002, the Company has the right to redeem the Series B Preferred Stock at 10% of the face value plus accrued and unpaid dividends.

          The Company has designated and issued 40,000 shares of Series C Preferred Stock to Harris Corporation in March, 2002 in connection with a Master Restructuring Agreement. All 40,000 shares of the Series C Preferred Stock are issued and outstanding as of March 31, 2003. The Series C Preferred Stock provides for a $10 per share annual dividend, payable quarterly beginning May 15, 2002. The annual dividend increases to $20 per share beginning April 1, 2007. The holder of the Series C Preferred Stock has the right at its option to convert the Series C Preferred Stock into the Company's Common Stock at $2.75 per share subject to adjustment. The Company has the right to redeem all or a portion of the then outstanding Series C Preferred Stock at any time at 100% of the face value plus accrued and unpaid dividends.

          Except for the shares of Series A, Series B and Series C Preferred Stock described above, the Company does not have any immediate plans, agreements, understandings or arrangements which would result in the issuance of any shares of Preferred Stock.

          Item 5.     Interests of Named Experts and Counsel.

          N/A

          Item 6.     Indemnification of Directors and Officers

          As authorized under Delaware law, Teltronics in its Bylaws and Certificate of Incorporation has adopted broad indemnification and liability limiting provisions regarding its officers, directors and employees, including the limitation of liability for certain violations of the duty of care. Accordingly, under certain circumstances the stockholders of Teltronics will have more limited recourse against those individuals than would be the case in the absence of such provisions.

          Item 7.     Exemption from Registration Claimed.

          N/A

          Item 8.     Exhibits.

          The Company has filed the following as exhibits to this registration statement and has listed each by reference to the sequential subsection numbers of Regulation S-K, Item 601(b):

Exhibit Number	Item 601(b) Number	Description
5.1	5	Opinion of Blair & Roach Regarding Legality of Securities Registered
23.1	23	Consent of Blair & Roach (contained in the opinion of Blair & Roach filed as Exhibit No. 5.1)
23.2	23	Consent of Ernst & Young LLP, Independent Certified Public Accountants

          The Company has submitted the Plan and any Amendments thereto to the Internal Revenue Service ("IRS") in a timely manner and will make all changes required by the IRS in order to qualify the Plan.

          Item 9.     Undertakings.

          The undersigned Company hereby makes the following undertakings pursuant to Item 512 of Regulation S-K:

          (a)     (1)     To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                           (ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii)     To include any material information with respect to the plan and distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          Provided however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                   (2)     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

                    (3)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b)     The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (h)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy in the Act and will be governed by the final adjudication of such issue.

          Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sarasota, State of Florida, on this 7th day of April, 2003.

TELTRONICS, INC. /s/ Ewen R. Cameron Ewen R. Cameron President and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

April 7, 2003 Dated	/s/ Ewen R. Cameron Ewen R. Cameron, Director, President and Chief Executive Officer (Principal Executive Officer)
April 7, 2003 Dated	/s/ Patrick G. Min Patrick G. Min, Vice-President of Finance, Secretary, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)
April 7, 2003 Dated	/s/ Norman R. Dobiesz Norman R. Dobiesz, Director
April 7, 2003 Dated	/s/ Carl S. Levine Carl S. Levine, Director
April 7, 2003 Dated	/s/ Gregory G. Barr Gregory G. Barr, Director
April 7, 2003 Dated	/s/ Richard L. Stevens Richard L. Stevens, Director

EXHIBIT INDEX

Exhibit Number	Sequential Page Number	Description
5.1	9	Opinion of Blair & Roach Regarding Legality of Securities Registered
23.1	--	Consent of Blair & Roach (contained in the opinion of Blair & Roach filed as Exhibit No. 5.1)
23.2	10	Consent of Ernst & Young LLP, Independent Certified Public Accounts